Exhibit 99.43

IsoEnergy and Ya'thi Néné Lands and Resources Announce Collaboration Agreement

Saskatoon, SK, April 29, 2024 – IsoEnergy Ltd. (“IsoEnergy” or the “Company”) (TSXV: ISO; OTCQX: ISENF) and the Ya'thi Néné Lands and Resources Office ("YNLR") are pleased to announce they have entered into a Collaboration Agreement (the "Collaboration Agreement" or the “Agreement”). YNLR works on behalf of the Athabasca Denesuliné First Nations of Hatchet Lake First Nation, Black Lake First Nation and Fond du Lac First Nation (together the “Athabasca First Nations”) and Athabasca municipalities of Stony Rapids, Wollaston Lake, Uranium City, and Camsell Portage (together the “Athabasca Municipalities”).

The Collaboration Agreement is pivotal for the parties to enhance cooperation and mutual benefit, with a view to fostering prosperity both in the immediate term and well into the foreseeable future. IsoEnergy has demonstrated a long-standing commitment to working collaboratively with the Athabasca First Nations and the Athabasca Municipalities in advancing exploration and development in the region. The Collaboration Agreement outlines a structured framework for engagement, enabling consistent information exchange and collaboration in key areas such as permitting processes, environmental protection, and monitoring protocols to ensure that the Athabasca communities are involved in, and supportive of, the work happening in Nuhenéné, the traditional territory of the Athabasca Denesuline First Nations. It also underscores the fair distribution of benefits to support community development initiatives, enhancing the overall socio-economic landscape.

YNLR Board Chair, Mary Denechezhe stated, “I am proud to announce the signing of this agreement with IsoEnergy. This agreement marks an important milestone for our communities and future generations. Together, we are laying the groundwork for sustainable development in Nuhenéné, ensuring that our people are involved and empowered throughout the process. We look forward to the positive impact this partnership will have on our communities.”

IsoEnergy President, Tim Gabruch stated, “Since incorporation, IsoEnergy has developed a collaborative relationship with the communities in which we operate. This is reflected in the trust, confidence, respect, and beneficial outcomes that have been incorporated into all aspects of our exploration and resource development. Today’s agreement formalizes that relationship and demonstrates IsoEnergy’s continued commitment to the successful conduct of our activities.”

About YNLR and the Athabasca First Nations and Municipalities

The YNLR is a non-profit organization owned by the Athabasca Denesuliné First Nations of Hatchet Lake First Nation, Black Lake First Nation and Fond du Lac First Nation and the Athabasca Municipalities of Stony Rapids, Wollaston Lake, Uranium City, and Camsell Portage.

The YNLR was established in June 2016 with the mandate to promote and enhance the environmental, social, economic, and cultural well-being of current and future Athabasca residents.

About IsoEnergy Ltd.

IsoEnergy Ltd. (TSXV: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S., Australia, and Argentina at varying stages of development, providing near, medium, and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East Project in Canada’s Athabasca Basin, which is home to the Hurricane deposit, boasting the world’s highest grade Indicated uranium Mineral Resource.

IsoEnergy also holds a portfolio of permitted, past-producing conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels Inc. These mines are currently on stand-by, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

For More Information, Please Contact:

Phill Williams

CEO and Director

Tim Gabruch

President

info@isoenergy.ca

1-833-572-2333

X: @IsoEnergyLtd

www.isoenergy.ca

Neither the TSX Venture Exchange nor its Regulations Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration and development activities and ongoing collaboration between the Company and the the Athabasca First Nations and the Athabasca Municipalities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.